SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
                and 15(d) of the Securities Exchange Act of 1934

                           Commission File No. 0-3704

                             NAI TECHNOLOGIES, INC.
              -----------------------------------------------------
             (Exact name of registrant as specified in its charter)


                               282 New York Avenue
                              Huntington, NY 11743
                                 (516) 271-5685
                        --------------------------------
                        (Address, including zip code and
                        telephone number, including area
                         code, of registrant's principal
                               executive offices)


                     Common Stock, par value $.10 per share,
                      Warrants to Purchase Common Stock and
             12% Convertible Subordinated Promissory Notes due 2001
             ------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                       N/A
                                       ---
           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [X]             Rule 12h-3(b)(1)(ii)     [ ]
Rule 12g-4(a)(1)(ii)    [ ]             Rule 12h-3(b)(2)(i)      [ ]
Rule 12g-4(a)(2)(i)     [ ]             Rule 12h-3(b)(2)(ii)     [ ]
Rule 12g-4(a)(2)(ii)    [ ]             Rule 15d-6               [ ]
Rule 12h-3(b)(1)(i)     [X]

Approximate number of holders of record as of the certification or notice date:

See below.
----------


     Common Stock, $.10 par value per share                        1
                                                                 -----

     Warrants to Purchase Common Stock, $2.50 Exercise Price       0
                                                                 -----

     12% Convertible Subordinated Promissory Notes due 2001        5
                                                                 -----


     Upon the completion of the merger of NAI Technologies, Inc. ("NAI") with DRS Merger Sub, a New York corporation and a wholly-owned subsidiary of DRS Technologies, Inc. ("DRS"), a Delaware corporation, on February 19, 1999 (the "Effective Time"), with NAI being the surviving corporation and continuing as a direct wholly-owned subsidiary of DRS, the number of record holders of NAI's Common Stock is currently one (1). At the Effective Time, NAI's warrants to purchase common stock at an exercise price of $2.50 per share were effectively converted into DRS warrants to receive a proportionate amount of DRS common stock. Also at the Effective Time, holders of NAI's options had their right to receive NAI common stock converted into the right to receive a proportionate amount of DRS common stock. Finally, at the Effective Time, each of NAI's 12% Convertible Subordinated Promissory Notes due January 15, 2001 outstanding and not converted at the Effective Time may be exercised solely for shares of DRS common stock. There are only five remaining holders of such convertible notes. Post-effective amendments will be filed to terminate all registration statements of NAI Technologies, Inc., if any, remaining effective under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Exchange Act of 1934, NAI Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.





Date:        February 25, 1999        By:     /s/ RICHARD A. SCHNEIDER
             -----------------                ----------------------------
                                      Name:      Richard A. Schneider
                                      Title:     Executive Vice President